Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
MOLECULIN BIOTECH, INC.

Moleculin Biotech, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) for the purpose of amending its Amended and Restated Certificate of Incorporation in accordance with the General Corporation Law of the State of Delaware, does hereby make and execute this Certificate of Amendment to the Amended and Restated Certificate of Incorporation, as amended, and does hereby certify that:
1. The provisions of the present Article 4.1 of the Amended and Restated Certificate of Incorporation of the Corporation are amended by amending and restating the second sentence of Article 4.1, with no changes to be made to the previous or subsequent sentences and provisions of Article 4.1:
The total number of shares of all classes of stock that the Corporation shall have the authority to issue is One Hundred Five Million (105,000,000), of which One Hundred Million (100,000,000) shares shall be Common Stock, having a par value of $0.001 per share, and, Five Million (5,000,000) of such shares shall be Preferred Stock, having a par value of $0.001 per share.
2. The foregoing amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation law of the State of Delaware by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.
3. This amendment shall be effective as of 5:00 p.m., Eastern Time, on the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.
IN WITNESS WHEREOF, I have signed this Certificate this 24th day of May 2019.

_/s/ Jonathan P. Foster__________
Jonathan P. Foster
Chief Financial Officer